Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1                                  Burns McClellan
tel: (905) 569-9065   fax: (905) 569-9231                         (212) 213-0006
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                     Vasogen Announces 2001 Year-End Results

Toronto, Ontario (February 7, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today reported the results of operations for the fiscal year ended November 30, 2001. All amounts referenced herein are Canadian dollars unless otherwise noted.

The Company incurred a net loss for the year of $14.4 million, or $0.32 per common share, compared with a net loss of $10.0 million, or $0.24 per common share for the previous year. The increased loss resulted mainly from higher costs associated with the expansion of research and development activities. These increases were partially offset by higher investment income.

In 2001, research and development expenditures rose by 51 per cent to $9.2 million from $6.1 million in 2000. This increase primarily reflects the costs associated with the Company's expanded clinical trial activity and higher costs associated with the Company's growing intellectual property portfolio.

General and administrative expenditures were $7.2 million in 2001, compared to $5.2 million in 2000. This increase relates to the internal growth necessary to support both an expanded research and development program and the commercial development activities for the Company's immune modulation therapy. Specifically, these increases are related to higher expenditures resulting from greater employee and infrastructure requirements.

Interest income totaled $2.1 million in 2001, compared with $1.3 million in 2000. Interest income was higher in 2001 due to an increased average balance of cash and marketable securities on hand over the fiscal period.

At November 30, 2001, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $39.5 million, compared to $41.6 million in 2000. During 2001, cash resources used by the Company were substantially offset by an equity investment of US$7.5 million by Quest Diagnostics Incorporated in November as part of a strategic alliance agreement with Vasogen. The total number of common shares outstanding at year-end was 46.4 million.

Highlights


o Vasogen entered late-stage clinical development in the United States following FDA approval to commence a double-blind, placebo-controlled pivotal trial in up to 500 patients with peripheral arterial disease (PAD). Commencement of this study has positioned Vasogen as a leader in the development of new therapeutic modalities for this devastating condition, which affects more than 20 million people in North America and Europe, with related costs in excess of $12 billion per year.

o Vasogen concluded a strategic alliance with Quest Diagnostics for the joint commercialization of immune modulation therapy in the United States. Quest provides Vasogen with the healthcare expertise, geographic reach, brand image, physician contacts, and reimbursement experience to successfully commercialize Vasogen's immune modulation therapy in the United States.


                                    - more -

                                                     ...page 2, February 7, 2002

o The Company's clinical trial in Class III/IV congestive heart failure (CHF) reached full enrollment. CHF affects more than 11 million people in North America and Europe, and the costs of treating this disease exceed $20 billion per year in the United States alone. Results from this study are scheduled to be announced during the first quarter of 2002.

o The Company's multi-center clinical trial studying optimized treatment schedules of immune modulation therapy in psoriasis reached full enrollment during the year. Psoriasis occurs in up to two per cent of the population worldwide. In the United States, between 150,000 and 250,000 new cases occur annually, with the cost of care exceeding $3 billion. Results from this study are scheduled to be announced during the first quarter of 2002.

o Preclinical research demonstrated the ability of Vasogen's immune modulation therapy to inhibit destructive inflammatory processes in the brain and preserve memory function. These important findings, which were presented at the Society for Neuroscience 31st Annual Meeting, have potential implications for the treatment of a number of neuroinflammatory disorders, including Alzheimer's disease and Parkinson's disease.

o William R. Grant, Chairman and Co-founder of Galen Associates, was appointed Chairman of the Board. Mr. Grant has extensive experience in the funding and development of major pharmaceutical and healthcare companies. He has been a director of Vasogen since November 1998. Mr Grant has served as President and Vice-Chairman of Smith Barney and is a retired Vice-Chairman of SmithKline Beecham (now Glaxo SmithKline).

o John C. Villforth, past-President of The Food and Drug Law Institute (FDLI), was appointed to the Board. Mr. Villforth brings extensive regulatory affairs and healthcare experience, including 19 years with the FDA, where he held the positions of Director, Center for Devices and Radiological Health and Director, Bureau of Radiological Health.

o The Company appointed Dr. Stanley Appel, Professor and Chairman of the Department of Neurology and Director of the Alzheimer's Disease Research Center at Baylor College of Medicine, to its Scientific Advisory Board. Dr. Appel is a leading expert on degenerative neurological diseases such as Parkinson's, Alzheimer's, and ALS, also known as Lou Gehrig's disease.

o Michael Martin, formerly Global Business Director, Immunology and Oncology, for BASF Pharma, was appointed to the position of Vice-President of Marketing. Bernard Lim, formerly the Managing Director of Welmed, a leading supplier of intravenous drug delivery systems, was appointed Vice-President, Technology. Robert Hirons, a patent professional with more than 30 years of intellectual property experience specializing in biotechnology and pharmaceutical inventions, was named Director of Intellectual Property.

o The Company was awarded seven patents and now has over 40 patents and patents pending covering a broad range of clinical applications for its immune modulation therapy.

A conference call will be conducted on February 7, 2002, at 4:10 p.m. Eastern Time. The conference may be accessed by calling 416-640-4127 or 1-888-881-4892 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                             Financial Tables Below

The following financial data are derived from the Company's audited financial statements:


Consolidated Balance Sheets
(In thousands of Canadian dollars)
As at November 30, 2001 and 2000

-----------------------------------------------------------------------------------------------------------------------
                                                                                  2001                   2000
-----------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                               $      1,187         $      2,327
     Marketable securities                                                         36,859               27,999
     Clinical supplies                                                              1,832                  335
     Tax credits recoverable                                                          976                  675
     Prepaid expenses                                                                 281                  167
-----------------------------------------------------------------------------------------------------------------------
                                                                                   41,135               31,503

Marketable securities                                                               1,482               11,313

Capital assets                                                                        622                  432
Less accumulated amortization                                                         272                  180
-----------------------------------------------------------------------------------------------------------------------
                                                                                      350                  252

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                       2,562                2,309
-----------------------------------------------------------------------------------------------------------------------
                                                                                    1,519                1,772

-----------------------------------------------------------------------------------------------------------------------
                                                                             $     44,486         $     44,840
-----------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                                $      3,112         $      1,326

Shareholders' equity:
     Share capital                                                                103,034               90,785
     Deficit accumulated during the development stage                             (61,660)             (47,271)
-----------------------------------------------------------------------------------------------------------------------
                                                                                   41,374               43,514

-----------------------------------------------------------------------------------------------------------------------
                                                                             $     44,486         $     44,840
-----------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
For the periods ending November 30

-----------------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                            Years ended November 30,               November 30,
                                                    2001             2000              1999             2001
-----------------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                  $     9,208      $     6,108       $     4,672      $    36,526
     General and administration                      7,246            5,156             3,554           27,890
-----------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                         (16,454)         (11,264)           (8,226)         (64,416)

Investment income                                    2,065            1,303               311            4,266
-----------------------------------------------------------------------------------------------------------------------

Loss for the period                                (14,389)          (9,961)           (7,915)         (60,150)

Deficit, beginning of period                       (47,271)         (37,310)          (29,395)          (1,510)

-----------------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (61,660)     $   (47,271)      $   (37,310)     $   (61,660)
-----------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share               $     (0.32)     $     (0.24)      $     (0.25)
-----------------------------------------------------------------------------------------------------------------------

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